THIS PUT AND CALL OPTION AGREEMENT (this **"AGREEMENT"**) is made on February 20, 2025:

AMONG:

(1)   Yun Chen Capital Cayman, a company duly incorporated and validly existing under the laws of the Cayman Islands (the "**Seller**"); and

(2)   CARTECH HOLDING COMPANY, a company duly incorporated and valid existing under the laws of the Cayman Islands (the "**Buyer**").

WHEREAS:

A   The Seller and the Buyer entered into a share purchase agreement dated February 20, 2025 (the "**SPA**") with regard to the sale and purchase of 200,884,012 ordinary shares (the "**SPA Transferred Shares**") of Autohome Inc., a company duly incorporated and validly existing under the laws of the Cayman Islands (the "**Company**"), par value, USD0.0025 per share (the "**Ordinary Shares**"). Apart from the SPA Transferred Shares, the Seller beneficially owns 23,916,500 Ordinary Shares of the Company as of the date of this Agreement, as may be adjusted as a result of any share divisions, consolidation, or other similar event of the share capital of the Company (the "**Subject Shares**").

B   The Parties intend to enter into this Agreement to set forth certain rights and obligations of the parties in connection with the Subject Shares, subject to the terms and conditions hereof.

Each of the parties to this Agreement is referred to herein individually as a "**Party**" and collectively as the "**Parties**".

IT IS AGREED:

1.   **DEFINITIONS AND INTERPRETATION**

           Definitions

1.1   In this agreement the following definitions apply:

           Affiliate means, in relation to a person, any other person which, directly or indirectly, Controls, is Controlled by or is under the common Control of the first mentioned person.

           ADSs means American Depositary Shares, each of which represents four (4) Ordinary Shares of the Company.

           Control means the ownership, directly or indirectly, of more than fifty percent (50%) of the voting shares, registered capital or other equity interest of the relevant person, or the possession, directly or indirectly, of voting rights sufficient to have a material effect on the resolutions of the shareholders meeting, to appoint or elect a majority of the directors, or otherwise to direct the management of the relevant person and **Controlled** and **Controlling** shall be construed accordingly.

Completion means completion of the sale and purchase of the SPA Transferred Shares in accordance with the SPA.

Transfer means, when used as a noun, any direct or indirect, voluntary or involuntary, sale, disposition, hypothecation, mortgage, gift, hedge, pledge, assignment, attachment or other transfer (including the creation of any derivative or synthetic interest, including a participation or other similar interest) and, when used as a verb, voluntarily to directly or indirectly sell, dispose, hypothecate, mortgage, gift, hedge, pledge, assign, attach or otherwise transfer, in any case, whether by operation of law or otherwise. For the avoidance of doubt, any Transfer of equity securities in, the Seller or its direct or indirect shareholders resulting in the Seller ceasing to be a Subsidiary of the Parent shall, for purposes of this Agreement, be deemed a Transfer of the Subject Shares by the Seller to a third party.

2.   **LOCK-UP**

2.1   The Seller agrees that it shall not, and shall cause its Affiliates not to, prior to and on the third anniversary of the date hereof, Transfer any Subject Shares to any third party other than the Buyer and/or any party designated by the Buyer (the "**Designee**").

2.2   The Seller shall ensure that the lock-up restrictions to which it is subject under this Section 2 shall not be circumvented or avoided whether by the Transfer of an indirect beneficial interest in the Subject Shares or indirectly through the disposal of shares in a holding company directly or indirectly holding such Subject Shares. The Seller agrees that any Transfer of beneficial interest in violation of this Section 2 shall be null and void, and of no force or effect.

3.   **PUT OPTION**

3.1   During the period from the date immediately following the third anniversary of the date hereof to the fourth anniversary of the date hereof (the "**Option Exercise Period**"), the Seller shall have the right, exercisable at its sole discretion on one or more occasions, by way of written notice to Buyer on each occasion (the "**Put Option Notice**"), to sell to the Buyer and/or its Designee (such sale, the "**Put Sale**") all or portion of Subject Shares at a price per Share equal to US$35.00 per ADS (the "**Put Option Price**"), subject to such other terms and conditions as the Buyer and the Seller may agree.

3.2   The closing of the Put Sale shall take place at such time and place as designated in the Put Option Notice, which shall, subject to the regulatory approvals (if applicable), occur on a day within 60 calendar days following the delivery of the Put Option Notice (the "**Put Option Closing Dat**e").

3.3   On Put Option Closing Date, the Seller shall (i) deliver to the Buyer and/or its Designee the instrument of transfer in respect of the relevant Subject Shares duly executed by the Seller, (ii) return the share certificate representing the relevant Subject Shares to the Buyer or the Company, and (iii) collaborate with the Buyer to cause the Company to deliver to the Buyer and/or its Designee the updated register of members of the Company and new share certificate evidencing the registration of the Buyer and/or its Designee its legal ownership of the relevant Sale Shares.

4.   **RIGHT OF FIRST REFUSAL**

4.1   If, during the Option Exercise Period, the Seller proposes to Transfer all or part of the Subject Shares (the "**Transfer Subject Shares**") to a non-affiliated third party other than the Buyer and/or its Affiliate (the "**Proposed Transferee**"), the Buyer shall have a right of first refusal (the "**Right of First Refusal**") to purchase all but not part of the Transfer Subject Shares in accordance with the following terms:

(a)   The Seller shall first submit to the Buyer a transfer notice (the "**Transfer Notice**") which shall include the following details: (i) the number of the Transfer Subject Shares to be Transferred, (ii) the name of the Proposed Transferee, (iii) the proposed Transfer price of the Transfer Subject Shares, and (iv) the material terms of any offer from the Proposed Transferee or agreement between the Seller and the Proposed Transferee upon which Seller proposes to Transfer such Transfer Subject Shares.

(b)   The Buyer shall have the right, by serving a written notice (the "**Exercise Notice**") to the Seller within 15 calendar days following its receipt of the Transfer Notice (the "**Response Period**"), to exercise its Right of First Refusal to purchase all but not part of the Transfer Subject Shares at the same price and on the same material terms and conditions as set forth in the Transfer Notice, provided that if the price offered by the Proposed Transferee is higher than the price per Share equivalent to US$39.00 per ADS, the Transfer Subject Shares shall be sold to the Buyer and/or its Designee at the price per Share equivalent to US$39.00 per ADS.

(c)   If the Buyer fails to deliver the Exercise Notice within the Response Period in accordance with Section 4.1(b) above, it shall be deemed to have waived its Right of First Refusal, and Seller shall then be entitled to Transfer the Transfer Subject Shares to the Proposed Transferee at a price not lower and on terms no more favourable to the Proposed Transferee than those set out in the Transfer Notice.

(d)   If the Buyer delivers the Exercise Notice within the Response Period in accordance with Section 4.1(b) above, but, subject to the regulatory approvals for the Transfer (if any), fails to pay the purchase price for Transfer Subject Shares within 45 calendar days following the expiry of the Response Period, it shall be deemed to have waived its Right of First Refusal, and the Seller shall then be entitled to Transfer the Transfer Subject Shares to the Proposed Transferee at a price not lower and on terms no more favourable to the Proposed Transferee than those set out in the Transfer Notice.

(e)   If the Buyer delivers the Exercise Notice within the Response Period in accordance with Section 4.1(b) above, and, subject to the regulatory approvals for the Transfer (if any), pays the purchase price for Transfer Subject Shares within 45 calendar days following the expiry of the Response Period. Upon the payment of such purchase price by the Buyer, the Seller shall (i) deliver to the Buyer and/or its Designee the instrument of transfer in respect of the relevant Transfer Subject Shares duly executed by the Seller, (ii) return the original share certificate representing the relevant Transfer Subject Shares to the Buyer or the Company, and (iii) collaborate with the Buyer to cause the Company to deliver to the Buyer and/or its Designee the updated register of members of the Company and new share certificate evidencing the registration of the Buyer and/or its Designee its legal ownership of the relevant Transfer Subject Shares.

5. **CALL OPTION**

5.1   During the Option Exercise Period, the Buyer shall have the right, exercisable at its sole discretion on one or more occasions, by way of written notice (the "**Call Option Notice**") to the Seller on each occasion, to purchase from the Seller (such purchase, the "**Call Purchase**") all or portion of Seller's Subject Shares at such price per Share as determined in accordance with Section 5.4 below (the "**Call Option Price**").

5.2   The closing of the Call Purchase shall take place at such time and place as designated in the Call Option Notice, which shall, subject to the regulatory approvals for the Transfer (if applicable), occur on a day within 60 calendar days following the delivery of the Call Option Notice (the "**Call Purchase Closing Date**").

5.3   On the Call Purchase Closing Date, the Seller shall (i) deliver to the Buyer and/or its Designee the instrument of transfer in respect of the relevant Subject Shares duly executed by the Seller, (ii) return the original share certificate representing the relevant Subject Shares to the Buyer or the Company, and (iii) collaborate with the Buyer to cause the Company to deliver to the Buyer and/or its Designee the updated register of members of the Company and new share certificate evidencing the registration of the Buyer and/or its Designee its legal ownership of the relevant Subject Shares.

5.4   The Call Option Price shall be a price per Share equal to:

(a)   US$39.00 per ADS, if the ADS's closing price at The New York Stock Exchange as of the last trading day immediately preceding the date of the Call Option Noice (the "**Market Price**") is US$39.00 per ADS or more;

(b)   the Market Price, if the Market Price is more than US$35.00 per ADS but less than US$39.00 per ADS; or

(a)   US$35.00 per ADS, if the Market Price is US$35.00 per ADS or less.

6. **MATERIAL CORPORATE TRANSACTIONS**

6.1   For so long as the Seller and/or its Affiliate beneficially owns any Subject Shares, in the event that the Buyer or the board of the Company proposes any corporate transactions concerning the Company in relation to the share capital of the Company and/or the interests therefrom, the scope of which shall be subject to the agreement between the Buyer and the Seller from time to time (the "**Corporate Transactions**"), the Seller shall, and shall procure its Affiliates to, use its reasonable best efforts to, cooperate with the Buyer and/or the Company at the request of the Buyer and sign, execute and deliver all such document necessary and desirable to give effect to and consummate such Corporate Transactions.

6.2   Without prejudice to the generality of the foregoing Section 6.1, upon the initiation of a Corporate Transaction prior to the third anniversary of the date hereof and as the Buyer deems desirable, the Buyer shall be entitled to the Call Purchase as provided under Section 5 of this Agreement to purchase the Subject Shares at the Call Option Price and Section 5 hereof shall apply *mutatis mutandis*.

7.   **GOVERNING LAW AND DISPUTE RESOLUTION**

7.1   **Governing Law**

This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with the laws of Hong Kong (without giving effect to principles of conflicts of laws).

7.2   **Arbitration**

(a)   In the event of any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination and any dispute relating to any non-contractual obligations arising out of or in connection with it (a "**Dispute**"), the Seller and the Buyer shall, within twenty (20) business days of service of a written notice from the Seller to the Buyer or vice versa (a "**Dispute Notice**"), hold a meeting (a "**Dispute Meeting**") in an effort to resolve the Dispute. The Seller and the Buyer shall each use all reasonable endeavours to send a representative who has authority to settle the Dispute to attend the Dispute Meeting.

(b)   Any Dispute that is not resolved within twenty (20) business days after the service of a Dispute Notice, whether or not a Dispute Meeting has been held, or such later date as the Seller and the Buyer shall reasonably agree with a view to negotiating an amicable settlement in good faith, shall, at the request of either the Seller or the Buyer, be submitted to and finally resolved by arbitration (the "**Arbitration**") administered by the China International Economic and Trade Arbitration Commission ("**CIETAC**") in accordance with the CIETAC Arbitration Rules ("**CIETAC Rules**") in force at the time of the arbitration, which CIETAC Rules are deemed to be incorporated by reference into this section and as may be amended by Sections 7.2(b)to 7.2(f), which sections shall be governed by the laws of Hong Kong.

(c)   The seat of the Arbitration shall be Beijing, and the language of the Arbitration shall be Mandarin Chinese.

(d)   The Arbitration shall be conducted by a panel of three (3) arbitrators. One arbitrator shall be nominated by the Seller and one arbitrator shall be nominated by the Buyer (each, a "**Nominated Arbitrator**"). The third arbitrator shall be jointly nominated by the Seller's and the Buyer's respectively Nominated Arbitrators in accordance with the CIETAC Rules.

(e)   The arbitral award shall be final and binding upon the parties to the Arbitration. The parties undertake to carry out each and every arbitral award without delay.

(f)   All costs of Arbitration shall be borne in accordance with the orders of the Arbitration tribunal, and attorneys' fees and expenses shall be borne by the party incurring such fees and costs unless otherwise ordered by the Arbitration tribunal.

(g)   During the period when a Dispute is being resolved, the parties shall in all other respects continue the implementation of this Agreement.

8. **GENERAL PROVISIONS**

8.1 **Further Assurance**

Each of the Parties agrees to perform (or procure the performance of) all such acts and things and/or to execute and deliver (or procure the execution and delivery of) all such documents, as may be required by law or as may be necessary or requested by the other Party for giving full effect to and giving the other Party the full benefit of this Agreement and the transactions contemplated hereunder.

8.2 **Adjustment and ADSs**

The Put Option Price and Call Option Price applicable to the relevant Put Sale or Call Purchase and the price per share or per ADS referred to otherwise shall (i) be proportionally adjusted upon and as a result of any share subdivision, share dividend, share consolidations, recapitalization or other similar event of the share capital (including ADSs) of the Company; or (ii) be reduced and adjusted by any amount of declaration, distribution and payment of dividend or distribution by the Company, prior to exercise of such Put Sale or Call Purchase. Any reference to number of shares shall be deemed to include any such shares that are represented by ADSs.

8.3 **Effectiveness and Termination**

(a)   This Agreement shall take effect on the date of Completion.

(b)   This Agreement shall terminate and have no further force and effect upon the earlier of (i) the mutual written consent of the Parties and (ii) the date on which the Seller, together with its Affiliate, no longer beneficially owns any Ordinary Shares; provided that (a) nothing herein shall release any such Party from liability for any breach of this Agreement occurring prior to such termination and (b) the provisions of Section 8 shall survive any termination of this Agreement.

8.4 **Specific Performance**

The Parties acknowledge and agree that irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, the Parties shall be entitled to injunction and other equitable remedies, including specific performance of the terms and provisions of this Agreement, without posting any bond or other undertaking.

8.5 **Headings**

The section headings used herein are for convenience only and shall not affect the construction hereof.

8.6 **No Waiver**

No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.7   **Amendment**

This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Parties.

8.8   **Severance**

If any provision of this Agreement shall be held invalid or unenforceable to any extent, the remainder of this Agreement shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

8.9   **No Assignment**

This Agreement shall be binding upon and shall be enforceable by each Party, its successors and permitted assignees and shall not be assigned to third party without the other Party's written consent.

8.10   **Counterparts and Electronic Signatures**

This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. Counterparts may be delivered via facsimile, electronic mail, (including pdf) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. The exchange of a fully executed document (in counterparts or otherwise) by such transmission methods and formats shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.11   **Costs**

Unless this Agreement expressly provides otherwise, each party must pay its own costs and expenses in relation to preparing, negotiating, executing and completing this Agreement and any document related to this Agreement.

8.12   **Taxes**

The Seller and the Buyer shall bear its own stamp duty payable in the PRC in connection with the transfer of the Subject Shares under this Agreement. Unless this Agreement expressly provides otherwise, each of the parties shall be responsible for its own Tax liabilities arising from the transfer of the Subject Shares under this Agreement.

8.13 **Language**

This Agreement is written in English only. In the event that any other language version of this Agreement is prepared, such version shall be for reference purposes only and shall not have any legal effect.

8.14 **Notice**

Notices only by authorised signatories

(a)   Any notice or communication given or made by a party in connection with this Agreement must be executed by that party or signed by an authorised signatory of that party. A person is an authorised signatory if he or she is a director or officer of the relevant party, or if he or she is authorised in writing by that party. Any notice sent by email is taken to be signed by the named sender.

Giving notices

(b)   Any notice or communication given to a party under this Agreement is only given if it is in writing, in English or Chinese, and sent in one of the following ways:

(i)   delivered or posted to that party at its address set out in Schedule 1; or

(ii)   emailed to that party at its email address set out in Schedule 1.

Change of address or email address

(c)   If a party gives the other party three (3) business days' notice of a change of its address or email address, any notice or communication is only given by that other party if it is delivered or posted to the latest address or email address.

Time notice is given

(d)   Any notice or communication is to be treated as given at the following time:

(i)   if it is delivered, when it is left at the relevant address;

(ii)   if it is sent by post, two (2) (or, in the case of a notice or communication posted to another country, five (5)) business days after it is posted; or

(iii)   if it is sent by email, provided no automated message is received stating that the email has not been delivered, three (3) hours after the time the email was sent by the sender, such time to be determined by reference to the device from which the email was sent.

(e)   However, if any notice or communication is given on a day that is not a business day, or after 5:00 p.m., in the place of the party to whom it is sent, it will be treated as having been given at the beginning of the next business day in that place.

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IN WITNESS HEREOF, the Parties hereby cause this Agreement to be executed by their duly authorized representatives as of the first date written above.


Buyer：

CARTECH HOLDING COMPANY


By: /s/ Chi Liu

Name: LIU Chi (刘斥)

Title: Director

IN WITNESS HEREOF, the Parties hereby cause this Agreement to be executed by their duly authorized representatives as of the first date written above.

SELLER:

Yun Chen Capital Cayman

By: ___/s/ Yiming Zhao_____
Name: Yiming Zhao
Title: Director

Schedule 1
Notice Details

Seller	
Yun Chen Capital Cayman	
Address:	Ping An Financial Plaza, 1333 Lujiazui Ring Road, Pudong New Area, Shanghai（上海市浦东新区陆家嘴环路 1333 号平安金融大厦）
Email address:	Zhaoyiming188@pingan.com.cn and Luwei736@pingan.com.cn
Attention:	Yiming Zhao（赵毅明）and Wei Lu（卢惟）

Buyer	
CARTECH HOLDING COMPANY	
Address:	Building C1, QUST National Science Park (Guangsheng Road), Chengyang District, Qingdao (青岛市城阳区青岛国家大学科技园（广盛路）C1 座)
Email address:	zhoushenglei@haier.com; liuxiangli@haier.com; liulong@haier.com; and wangjiesi@haier.com
Attention:	Shenglei Zhou (周生磊); Xiangli Liu (刘香丽); Long Liu (刘龙); and Jiesi Wang (王杰斯)